Exhibit 99.13

EXPERT CONSENT

I, J. Barrie Hancock, do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “Prairie Creek Property Northwest Territories, Canada Technical Report for Canadian Zinc Corporation” with an effective date of June 15, 2012 and other information pertaining to the mineral reserves, mineral resources and the mine plan for the Prairie Creek Property in the Annual Information Form (the “AIF”) for the year ended December 31, 2013 of Canadian Zinc Corporation (the “Company”)  and (ii) the use of my name in the AIF, and the Annual Report on Form 40-F of the Company for the year ended December 31, 2013 filed with the United States Securities and Exchange Commission and any amendments thereto incorporating by reference the Company’s AIF.

Dated this 20th day of March, 2014.

/s/ J. Barrie Hancock
Name: J. Barrie Hancock, P. Eng.